Exhibit 99.1

Ardmore Shipping Announces Shelf Filing

HAMILTON, Bermuda--(BUSINESS WIRE)--August 26, 2014--Ardmore Shipping Corporation (NYSE:ASC) ("Ardmore" or the "Company") today announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission ("SEC"). When declared effective by the SEC, the registration statement will allow Ardmore to issue various types of securities, including common stock, preferred stock, debt securities, warrants or units, from time to time up to an aggregate amount of $300 million.

Anthony Gurnee, the Company’s Chief Executive Officer, commented: “Although we do not have immediate plans for raising and using additional capital, we anticipate that a shelf registration will provide more efficient access to the capital markets and allow Ardmore to act opportunistically in support of our growth objectives."

Mr. Gurnee continued, “Our strategy is to continue to grow the company in an accretive manner and build long-term value for our shareholders, and we believe that filing a shelf registration is a prudent step in providing additional financial flexibility for Ardmore.”

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any offering of the securities covered under the shelf registration statement will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offer.

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements:

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in the Company’s public filings with the SEC. The Company undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com